UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
8 December 2025
Transaction in Own Shares
NatWest Group plc (the "Company") announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ("Ordinary Shares") from Merrill Lynch International ("BofA").

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08-Dec-25	791,868	621.40	611.80	618.87	LSE
08-Dec-25	56,077	617.40	612.00	614.95	CHIX
08-Dec-25	3,855	617.40	611.80	615.33	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to BofA on 25 July 2025, as announced on 28 July 2025.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, the Company will hold 230,099,710 Ordinary Shares in treasury and have 8,007,873,178 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by BofA on behalf of the Company as part of the buyback programme is detailed in the attached: http://www.rns-pdf.londonstockexchange.com/rns/7238K_1-2025-12-8.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	08 December 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary